UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 Commission File Number 333-140962-33

CWALT, Inc.
(Exact name of registrant as specified in its charter)

4500 Park Granada
Calabasas, California 91302 (818) 225-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alternative Loan Trust Resecuritization 2008-1R, Resecuritization Pass-Through Certificates, Series 2008-1R
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]

Rule 12g-4(a)(2)	[ ]	Rule 15d-6	[X]

Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:  4

Pursuant to the requirements of the Securities Exchange Act of 1934, CWALT, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 27, 2009	BY:	/s/ Darren Bigby
Darren Bigby
Vice President

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